UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                             Prime Hospitality Corp.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    741917108
                                    ---------
                                 (CUSIP Number)


                                A. F. Petrocelli
                            c/o United Capital Corp.
                                  9 Park Place
                           Great Neck, New York 11021
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              William H. Gump, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 23, 2003
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

-------------------------                             --------------------------
CUSIP No. 741917108                   13D
-------------------------                             --------------------------

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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          A. F. Petrocelli
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]

                                                                (b) [ ]
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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) [ ]

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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                 7  SOLE VOTING POWER

                    1,920,000 (includes Mr. Petrocelli's options to purchase
                    1,875,000 common shares at an exercise price of $9.31 per
                    share as to 10,000 shares, $10.00 per share as to 65,000
                    shares, $5.91 per share as to 800,000 shares and $9.12 as to
                    1,000,000 shares which are currently exercisable or which
                    will become exercisable within 60 days of June 23, 2003)
               -----------------------------------------------------------------
  NUMBER OF      8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY       3,517,397
   OWNED BY    -----------------------------------------------------------------
    EACH         9  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON           1,920,000 (includes Mr. Petrocelli's options to purchase
    WITH            1,875,000 common shares at an exercise price of $9.31 per
                    share as to 10,000 shares, $10.00 per share as to 65,000
                    shares, $5.91 per share as to 800,000 shares and $9.12 as to
                    1,000,000 shares which are currently exercisable or which
                    will become exercisable within 60 days of June 23, 2003)
               -----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    3,517,397
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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,437,397 (includes Mr. Petrocelli's options to purchase 1,875,000 common shares at an exercise price of $9.31 per share as to 10,000 shares, $10.00 per share as to 65,000 shares, $5.91 per share as to 800,000 shares and $9.12 as to 1,000,000 shares which are currently exercisable or which will become exercisable within 60 days of June 23, 2003)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          11.67% (Beneficial ownership is calculated based upon a 46,608,000 outstanding common share count. The 46,608,000 outstanding common share count was derived from the sum of 44,733,000 and 1,875,000, which equals the number of Prime Hospitality Corp. common shares outstanding as of May 13, 2003 and the total number of vested and exercisable options owned by Mr. Petrocelli, respectively.)
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    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-------------------------                             --------------------------
CUSIP No. 741917108                   13D
-------------------------                             --------------------------

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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          United Capital Corp.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]

                                                                (b) [ ]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                  7 SOLE VOTING POWER

                    3,517,397
               -----------------------------------------------------------------
  NUMBER OF       8 SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH          9 SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,517,397
    WITH      -----------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,517,397

--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**
                                                                        [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          7.86% (Beneficial ownership is calculated based upon the 44,733,000 common shares of Prime Hospitality Corp. outstanding as of
          May 13, 2003.)
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    14    TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

     This Amendment No. 4 (this "Amendment") to Statement on Schedule 13D (the "Schedule 13D") is being filed on behalf of each of Mr. A. F. Petrocelli and United Capital Corp., a Delaware corporation (together, the "Reporting Entities").

     This Amendment relates to the common stock, par value $.01 per share, of Prime Hospitality Corp. (the "Common Stock"), a Delaware corporation (the "Company"), and is being filed to reflect a change in the number and percentage of Common Stock beneficially owned by United Capital Corp ("United"), due to United's purchase of shares of Common Stock in the public market on June 23, 2003 and June 24, 2003. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

     As of the date hereof, Mr. Petrocelli owns as of record an aggregate of 5,437,397 shares of Common Stock (including 3,517,397 shares held indirectly through United). As of the date hereof, United beneficially owns 3,517,397 shares of Common Stock.

     Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of his relationship with the other Reporting Person as described in Item 2, Mr. Petrocelli may be deemed the beneficial owner of all of the shares of Common Stock held for the account of United. Mr. Petrocelli expressly disclaims beneficial ownership of any of the shares of Common Stock directly held by United.

Item 4. Purpose of Transaction.

     On June 23, 2003, United purchased 500,000 shares of Common Stock in the public market at a purchase price of $6.00 per share. On June 24, 2003, United purchased 64,100 shares of Common Stock in the public market at a purchase price of $6.00 per share.

     Mr. Petrocelli was previously granted options to purchase Common Stock under certain stock option agreements. As of June 23, 2003, Mr. Petrocelli owned options to purchase 1,875,000 common shares at an exercise price of $9.31 per share as to 10,000 shares, $10.00 per share as to 65,000 shares, $5.91 per share as to 800,000 shares and $9.12 as to 1,000,000 shares. Item 5. Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is hereby amended by replacing paragraphs (a) and
(b) thereof and restating it with the following:

(a)


                                               Number            Percentage
                                               ------            ----------

A. F. Petrocelli                            5,437,397(1)          11.67%(1)

United Capital Corp.                        3,517,397               7.86%


(1) Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by virtue of Mr. Petrocelli's relationship with the other Reporting Person as described in Item 2, Mr. Petrocelli may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 3,517,397 shares of Common Stock held for the account of United. Mr. Petrocelli expressly disclaims beneficial ownership of any of the shares of Common Stock directly held by United.

     Except as otherwise set forth in a Schedule 13D or amendment hereto or thereto of any of the Reporting Entities, each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock of the Company directly owned by any other Reporting Entity and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Entity is a beneficial owner of any such shares.

(b)

                                                         Sole          Shared
                        Sole Voting   Shared Voting  Dispositive    Dispositive
                           Power         Power          Power         Power
                           -----         -----          -----         -----

A. F. Petrocelli      1,920,000 (1)  3,517,397 (2) 1,920,000 (1)   3,517,397 (2)

United Capital Corp.  3,517,397           0        3,517,397            0


(1) Mr. Petrocelli expressly disclaims beneficial ownership of any of the shares of Common Stock directly held by United (includes options to purchase 1,875,000 common shares at an exercise price of $9.31 per share as to 10,000 shares, $10.00 per share as to 65,000 shares, $5.91 per share as to 800,000 shares and $9.12 as to 1,000,000 shares which are currently exercisable or which will become exercisable within 60 days of June 23,
     2003).

(2) Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by virtue of Mr. Petrocelli's relationship with the other Reporting Person as described in Item 2, Mr. Petrocelli may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 3,517,397 shares of Common Stock held for the account of United.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2003

                                        By:  /s/ A. F. Petrocelli
                                             --------------------------
                                        Name:  A. F. Petrocelli



                                        UNITED CAPITAL CORP.


                                        By:  /s/ A. F. Petrocelli
                                             --------------------------
                                        Name:   A. F. Petrocelli
                                        Title:  Chairman, President and
                                                Chief Executive Officer